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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2005

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X                 Form 40-F
                             ---                          ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No  X
                       ---                         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - December 14, 2005 - Converium today announces the appointment of Inga Kristine Beale as CEO.

The Board of Directors of Converium Holding Ltd has appointed Inga Kristine Beale (42) as the new Chief Executive Officer of Converium. A British citizen, she is currently CEO and Chairman of the Board of Management of GE Frankona Ruckversicherungs-AG, Munich, Germany, as well as the leader of GE Insurance Solutions' Property & Casualty reinsurance business written in Continental Europe, the Middle East and Africa.

Inga Beale will take up her new role at Converium early 2006, replacing Terry Clarke. Mr. Clarke, member of the Board of Directors of Converium Holding Ltd, took over as CEO at the end of February 2005.

The Board of Directors would like to thank Terry Clarke for stabilizing the company after a period of turbulence, thereby laying the foundation for Converium's successful repositioning in the global reinsurance market.

Peter Colombo, Chairman of the Board of Directors, commented: "We are very pleased to announce the appointment of Inga Beale. Her extensive professional expertise and broad international experience put her in an ideal position to further develop Converium's franchise as an independent international multi-line reinsurer. Together with the new CEO, the Board of Directors pursues the objective to restore Converium's position as a leading reinsurer within the foreseeable future."

After business studies in Newbury, UK, Inga Beale joined the Prudential Assurance Company in London as an underwriter specializing in international reinsurance. In 1987, she became an Associate of the Chartered Insurance Institute (ACII). She joined GE Insurance Solutions, formerly Employers Re, in 1992, assuming a number of managerial roles. In 2001, Inga Beale was promoted to Global Underwriting Leader for GE Insurance Solutions at the global headquarters in Kansas City, USA. In 2003, she relocated to Paris, taking responsibility for the Property & Casualty reinsurance business throughout Continental Europe, the Middle East and Africa. In October 2004, Inga Beale was appointed CEO and Chairman of the Board of Management of GE Frankona Ruckversicherungs-AG, Munich.

Inga Beale's CV and photo can be downloaded from our website
(www.converium.com).



                                  * * * * * * *

Enquiries:

Esther Gerster                             Zuzana Drozd

Head of Public Relations                   Head of Investor Relations

esther.gerster@converium.com               zuzana.drozd@converium.com

Phone:         +41 (0) 44 639 90 22        Phone:         +41 (0) 44 639 91 20

Fax:           +41 (0) 44 639 70 22        Fax:           +41 (0) 44 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.



                                  * * * * * * *


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission and New York's Attorney General; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Terry Clarke
                                                    Name:  Terry Clarke
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                              Name: Christian Felderer
                                             Title: General Legal Counsel



Date: December 14, 2005